UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Fusion Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

36118A100

(CUSIP Number)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 36118A100	Page 2 of 9

1	NAMES OF REPORTING PERSONS Seroba Life Sciences Fund III Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,021,646*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,021,646*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,021,646*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.85%**
12	TYPE OF REPORTING PERSON OO

*	Includes (i) 1,965,948 Common Shares and (ii) 55,698 shares issuable upon exercise of Warrants.
**

The calculation assumes that there is a total of 41,719,742 Common Shares outstanding, which is the sum of (i) the 41,664,044 Common Shares outstanding as of the closing of the Issuer’s initial public offering on June 30, 2020, as reported in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on June 26, 2020, and (ii) the 55,698 Common Shares issuable upon exercise of Warrants.

SCHEDULE 13G

CUSIP No. 36118A100	Page 3 of 9

1	NAMES OF REPORTING PERSONS Seroba Life Sciences (GP III) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,021,646*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,021,646*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,021,646*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.85%**
12	TYPE OF REPORTING PERSON OO

*	Includes (i) 1,965,948 Common Shares and (ii) 55,698 shares issuable upon exercise of Warrants.
**

The calculation assumes that there is a total of 41,719,742 Common Shares outstanding, which is the sum of (i) the 41,664,044 Common Shares outstanding as of the closing of the Issuer’s initial public offering on June 30, 2020, as reported in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on June 26, 2020, and (ii) the 55,698 Common Shares issuable upon exercise of Warrants.

SCHEDULE 13G

CUSIP No. 36118A100	Page 4 of 9

1	NAMES OF REPORTING PERSONS Seroba Life Sciences Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,021,646*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,021,646*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,021,646*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.85%**
12	TYPE OF REPORTING PERSON OO

*	Includes (i) 1,965,948 Common Shares and (ii) 55,698 shares issuable upon exercise of Warrants.
**

The calculation assumes that there is a total of 41,719,742 Common Shares outstanding, which is the sum of (i) the 41,664,044 Common Shares outstanding as of the closing of the Issuer’s initial public offering on June 30, 2020, as reported in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on June 26, 2020, and (ii) the 55,698 Common Shares issuable upon exercise of Warrants.

SCHEDULE 13G

CUSIP No. 36118A100	Page 5 of 9

Item 1.

(a)	Name of Issuer:

Fusion Pharmaceuticals Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

270 Longwood Road South, Hamilton, Ontario, Canada, L8P 0A6

Item 2.

(a)	Name of Person Filing:

This statement is being filed by Seroba Life Sciences Fund III Limited Partnership, an Ireland limited partnership (“SLS Fund III”), Seroba Life Sciences (GP III) Limited, an Ireland limited company (“SLS GP III”), and Seroba Life Sciences Management Limited (“SLS Management”) (together, the “Reporting Persons”). SLS GP III is the general partner of SLS Fund III. SLS GP III is a wholly-owned subsidiary of SLS Management. The securities reported herein as being held by SLS Management, SLS GP III and SLS Fund III are directly beneficially owned by SLS Fund III. SLS Management and SLS GP III may be deemed to indirectly beneficially own the securities that are directly beneficially owned by SLS Fund III. The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

18 Herbert Street, Dublin 2, D02 FK19, Ireland

(c)	Citizenship:

SLS Fund III is an Ireland limited partnership

SLS GP III is an Ireland limited company

SLS Management is an Ireland limited company

(d)	Title of Class of Securities:

Common Shares, no par value (“Common Shares”)

SCHEDULE 13G

CUSIP No. 36118A100	Page 6 of 9

(e)	CUSIP Number:

36118A100

Item 3.	Statements Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c).

Not applicable.

Item 4.	Ownership.

The information set forth in the cover pages of this Schedule 13G is incorporated herein by reference thereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 36118A100	Page 7 of 9

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SCHEDULE 13G

CUSIP No. 36118A100	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2020
SEROBA LIFE SCIENCES FUND III LIMITED PARTNERSHIP

	By:	/s/ Andrew Duignan
Name: Andrew Duignan
Title: CFO

SEROBA LIFE SCIENCES (GP III) LIMITED

By:	/s/ Andrew Duignan
Name: Andrew Duignan
Title: CFO

SEROBA LIFE SCIENCES MANAGEMENT LIMITED

By:	/s/ Andrew Duignan
Name: Andrew Duignan
Title: CFO